October 29, 2024

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446
New York, New York 10170

Liangwen Wang
Chief Financial Officer
Qianzhi Group Holdings (Cayman) Limited
1705, Block B, KK 100 Building
5016 East Shennan Road
Luoho District, Shenzhen
Guangdong Province, 51800
Peoples Republic of China

       Re: Bowen Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 21, 2024
           File No. 333-282021
Dear Jiangang Luo and Liangwen Wang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 9, 2024 letter.
 October 29, 2024
Page 2
Amendment No. 2 to Registration Statement on Form S-4 filed October 21, 2024 Potential Dilution to Non-Redeeming Bowen Public Shareholders, page 109

1. We note your revised disclosure in response to previous comment 2. It appears that you are adjusting net tangible book value by $3,145,944 to account for the estimated total Business Combination transaction expenses, but are not making any additional adjustment to reflect the repayment of the $690,000 loan from Qianzhi and the IPO
       Underwriter to the Company for the extension of Combination Period. We note that the repayment of this loan appears to be reflected separately from the total transaction expenses in footnote (11) to the unaudited pro forma condensed combined balance sheet on page 144. Please revise your presentation to reflect the repayment of this loan or advise.
Unaudited Pro Forma Financial Statements
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 147

2. With respect to note (7), it appears that the adjustments on page 144, which reflect the reclassification of 6.9 million shares and the cash paid for the redemption, were not based on the redemption price of $10.62. Please reconcile this discrepancy or provide an explanation otherwise.
Note 4 - Net Loss Per Share, page 148

3. Regarding your transactional adjustment on earn-out shares, you stated in your response letter dated September 10, 2024, that the earn-out shares are included as equity and in the Merger consideration because the milestones are achievable. It appears that the 1.4 million earn-out shares are included in the pro forma shares of the combined company common stock issued and outstanding immediately after the merger, as shown on page 143. In this regard, please explain why such shares are not included in the basic net loss per share calculation.
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Jeffrey Gallant, Esq.